Miscellaneous	Singapore Telecommunications Ltd.

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2007 12:37:13
Announcement No.	00018

SEC MAIL PROCESSING RECEIVED DEC 07 2007 WASH, D.C. 202 SECTION

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel's regional mobile subscriber base up 57 per cent to cross 150-million mark
Description	
Attachments:	NR6Nov07.pdf Total size = **120K** (2048K size limit recommended)

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07028901

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

1/2/08

SingTel

News Release

SingTel's regional mobile subscriber base up 57 per cent to cross 150-million mark

- ***Bharti added record 6.17 million to reach 48.88 million mobile subscribers***
- ***Addition of 11.87 million customers from latest associate Warid Telecom in Pakistan***
- ***SingTel set new benchmark of 2.13 million mobile subscribers with record addition of 163k prepaid customers in Singapore***

Singapore, 6 November 2007 – Singapore Telecommunications Limited (SingTel) today announced that the aggregate number of mobile subscribers in the region, including its associates, has reached 157.97 million as at 30 September 2007.

On a year-on-year basis, its mobile subscriber base in the eight markets – Australia, Bangladesh, India, Indonesia, Pakistan, the Philippines, Singapore and Thailand – grew strongly by 57 per cent from about 100.77 million customers. Warid Telecom, its latest investment in Pakistan, contributed 11.87 million subscribers.

Bharti and Telkomsel with most number of subscribers in the Group

Bharti posted the largest subscriber growth rate among the regional associates for the quarter. It added a record 6.17 million net mobile subscribers to bring its total mobile subscriber base to 48.88 million as at 30 September 2007. Growth came mainly from prepaid customers who made up 95.4 per cent of the net mobile subscribers added during the quarter.

Telkomsel had the second largest number of mobile subscribers among the associates. It added 1.65 million subscribers in the quarter to bring its total mobile subscriber base to 44.46 million. This is an increase of nearly 12 million or 37 per cent compared to a year ago.

Warid Telecom included for first time

Our latest mobile associate, Warid Telecom in Pakistan, had a reported 11.87 million mobile customers which were included for the first time this quarter. SingTel acquired a 30 per cent equity stake in the company in September 2007.

New benchmark set in Singapore

In Singapore, SingTel set a new benchmark with its mobile subscriber base reaching 2.13 million as at 30 September 2007.

During the quarter, it saw an increase of 185,000 mobile subscribers, mainly from the record addition of 163,000 prepaid mobile subscribers. Continuing the growth trajectory from the preceding quarter, prepaid mobile market share rose to 35.3 per cent from 31.7 per cent a quarter ago. This reflected SingTel's success in penetrating the foreign worker segment by boosting its value offerings and expanding its distribution.

SingTel

Optus gained momentum in postpaid segment

Supported by new product launches and innovative customer acquisition activities, SingTel Optus maintained its scale and grew its customer base. In the quarter ended 30 September 2007, it added 92,000 mobile customers of which 65,000 were postpaid, the highest quarterly postpaid net adds in over two years.

Optus total mobile customer base reached 6.89 million, a 4.5 per cent increase compared to a year ago. As at 30 September, 868,000 subscribers had been provisioned with 3G services, an increase of 27 percent compared to the preceding quarter.

Regional mobile subscriber base at a glance

	Aggregate Subscriber Base (million)			SingTel's Proportionate Subscriber Base (million)		
	Sep 07	Jun 07	Sep 06	Sep 07	Jun 07	Sep 06
SingTel	2.13	1.95	1.70	2.13	1.95	1.70
Optus	6.89	6.80	6.60	6.89	6.80	6.60
Regional associates	148.95	127.60	92.47	47.85	41.27	30.08
Total	**157.97**	**136.35**	**100.77**	**56.87**	**50.01**	**38.38**

Details of the performance of the regional mobile operations will be available when SingTel announces its results for the second quarter and half year ended 30 September 2007 on 7 November 2007.

About SingTel

SingTel, Asia's leading communications group, is reaping the benefits of an international expansion strategy which has been successfully developed over the last 15 years. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

SingTel is a strategic investor in the region's most successful mobile operations. It has a 21.38 per cent stake in Advanced Info Service (AIS), Thailand's largest mobile operator. In India, it has a 30.45 per cent effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 44.50 per cent stake in Globe. SingTel has a 35 per cent stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45 per cent equity stake in Pacific Bangladesh Telecom Limited (PBTL). Recently, it acquired a 30 per cent equity interest in Warid Telecom in Pakistan.

The SingTel Group had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com and www.optus.com.au.

Foo Yen Yen

From: Lim Li Ching

Sent: Tuesday, November 06, 2007 12:37 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, November 06, 2007 12:37:13 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00018
Submission Date & Time :: 06-Nov-2007 12:36:33
Broadcast Date & Time :: 06-Nov-2007 12:37:13
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	06-Nov-2007
Time	15:47:18
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release-SingTel's regional mobile subscriber base up 57

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Foo Yen Yen

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Tuesday, November 06, 2007 12:47 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

Attachments: 526429.pdf

ASX confirms the release to the market of Doc ID: 526429 as follows:
Release Time: 06-Nov-2007 at 15:47:16
ASX Code: SGT
Announcement Title: News Release-SingTel's regional mobile subscriber base up 57

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	02-Nov-2007 14:22:55
Announcement No.	00043

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of foreign securities relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as requested by ASX in accordance with its quotation arrangements.
Attachments:	App3B-311007-sgx.pdf Total size = **301K** (2048K size limit recommended)

Close Winc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 30 September 2007 432,836,415 Net transfers* 15,202,200 At 31 October 2007 448,038,615 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
448,038,615 (as at 31 October 2007)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,469,819,816 (as at 31 October 2007)	Unquoted ordinary shares (including 8,613,550,910 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		28,326,050 (as at 31 October 2007)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 November 2007

Chan Su Shan
Company Secretary

Print name: ....

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED
ARBN 096701567

Top 20 holders of ORD & DEF GROUPED as at 31 October 2007

Rank	Name	Units	% of Issued CDI's
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	102,373,007	22.85
2	NATIONAL NOMINEES LIMITED	75,373,188	16.82
3	JP MORGAN NOMINEES AUSTRALIA LIMITED	35,740,141	7.98
4	CITICORP NOMINEES PTY LIMITED	20,186,521	4.51
5	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED	18,639,604	4.16
6	ANZ NOMINEES LIMITED <CASH INCOME A/C>	13,534,233	3.02
7	COGENT NOMINEES PTY LIMITED	12,852,219	2.87
8	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	11,025,295	2.46
9	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	10,313,087	2.30
10	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C>	9,650,000	2.15
11	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	8,823,801	1.97
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	6,087,326	1.36
13	M F CUSTODIANS LTD	4,575,749	1.02
14	AUSTRALIAN REWARD INVESTMENT ALLIANCE	4,570,921	1.02
15	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	4,263,457	0.95
16	THE AUSTRALIAN NATIONAL UNIVERSITY	3,450,000	0.77
17	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 8 A/C>	2,562,000	0.57
18	CITICORP NOMINEES PTY LIMITED <CWLTH BANK OFF SUPER A/C>	2,133,356	0.48
19	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS AUST SHRE A/C>	2,037,116	0.45
20	AMP LIFE LIMITED	2,007,923	0.45
	Top 20 holders of ORD & DEF GROUPED as at 31 Oct 2007	**350,198,944**	**78.16**

From: Lim Li Ching
Sent: Friday, November 02, 2007 2:23 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, November 02, 2007 2:22:55 PM
To: Chan Su Shan; Lim Li Ching
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00043
Submission Date & Time :: 02-Nov-2007 14:22:14
Broadcast Date & Time :: 02-Nov-2007 14:22:55
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Friday, November 02, 2007 2:37 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 525697 as follows:
Release Time: 02-Nov-2007 at 17:36:35
ASX Code: SGT
Announcement Title: Top 20 Holders

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Nov-2007
Time	17:36:37
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 Holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Ong Winn Nie

From: ASX.Company.Announcements.Office@asx.com.au

Sent: Friday, November 02, 2007 2:36 PM

To: Foo Yen Yen; Zairani Bte Ahmed; Lorinda Leung; Ong Winn Nie

Subject: Confirmation of Release - SGT - ASX Online e-Lodgement

ASX confirms the release to the market of Doc ID: 525695 as follows:
Release Time: 02-Nov-2007 at 17:35:55
ASX Code: SGT
Announcement Title: Appendix 3B

END

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	02-Nov-2007
Time	17:35:58
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

END